UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-35783

Alamos Gold Inc.

(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823

Toronto, Ontario, Canada

M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	NI43-101 Technical Report for the Young-Davidson Mine, Matachewan, Ontario

99.2	Consent of Chris Bostwick

99.3	Certificate of Qualified Person of Chris Bostwick

99.4	Consent of Jeffrey Volk

99.5	Certificate of Qualified Person of Jeffrey Volk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

Date: February 7, 2017	By:	/s/ James Porter
	Name: Title:	James Porter Chief Financial Officer